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Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5000 tel 86 10 8567 5123 fax

February 8, 2018

Re:	Puxin Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Dear Sir/Madam,

On behalf of Puxin Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”) in the United States. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company expects to file a preliminary prospectus with a price range in April 2018 and commence the offer in May 2018.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis.

The Company respectfully advises the Commission that it has included in the Draft Registration Statement the audited consolidated financial statements as of and for the year ended December 31, 2016 for Puxin Education Technology Group Co., Ltd. (“Puxin Education”), a PRC company under effective control of the Company through a series of contractual arrangements entered into among the relevant parties in February 2018, on the basis that Puxin Education is under the common control of the Company’s largest shareholder in 2016 and the Company was not incorporated until March 17, 2017. The Company intends to promptly include in its subsequent registration statement the audited consolidated financial statements as of and for the fiscal years ended December 31, 2017 for the Company. The Company further respectfully advises the Commission that the audited consolidated financial statement included in the Draft Registration Statement do not include a Schedule I as required under S-X 5-04, which is the stand-alone financial statements of Puxin Education as of and for the fiscal year ended December 31, 2016. Instead, the Company will include the Puxin Limited’s Schedule I in its subsequent registration statement which will include the Company’s audited 2016 and 2017 financial statements.

An affiliate of Davis Polk & Wardwell LLP with offices in:

New York    |     Menlo Park    |     Washington DC    |     London    |     Paris    |     Madrid    |     Tokyo    |     Beijing

Securities and Exchange Commission	2	February 8, 2018

If you have any questions regarding this submission, please contact Li He at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, James C. Lin at +852-2533-3368 (james.lin@davispolk.com), or Lili Shan of Deloitte Touche Tohmastu Certified Public Accountants LLP at +86-10-8520-7256 (lishan@deloitte.com.cn).

Yours sincerely,

/s/ Li He

cc:

Mr. Yunlong Sha, Chief Executive Officer

Mr. Peng Wang, Chief Financial Officer

Puxin Limited

Ms. Dan Ouyang, Esq.

Mr. Weiheng Chen, Esq.

Wilson Sonsini Goodrich & Rosati

Ms. Lili Shan, Partner

Deloitte Touche Tohmastu Certified Public Accountants LLP